UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2005

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

News Release dated September 2, 2005:    Nalunaq Resource Increase

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

Frederic Puistienne, C.F.O.

DATE:  September 2nd 2005

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

Nalunaq Resource Increase

LONDON, United Kingdom, DATE: September 2nd 2005 Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK).

Crew is pleased to report that this year’s exploration drilling around the Nalunaq Gold Mine has been successful in defining further resources. A total Inferred Mineral Resource of 763.000 oz has been estimated for the Mountain, Upper, Target West and South Blocks, where geological and grade continuity can be reasonably assumed. Due to the nature of the high-grade, high-nugget narrow-vein mineralization, the Mineral Resources requires up-grading to Mineral Reserves by underground drifting and sampling on the structures.

The resource has been independently verified by Snowden Mining Industry Consultants Ltd (“Snowden”) to contain 1.32 million tonnes at a best-estimated grade of 18 g/t Au within the range 16-21 g/t Au.

The company is confident that the consistent drilling results are supportive of significant mineralization and has adopted a conservative payability factor averaging 40% against 60-80% experienced from the production on target block. The results support the decision to recommend the construction of a processing plant on site. The first drilling program has only covered a limited area around the current operation, and drilling will be continued in potential ground of the Valley Block and the interior of the Mountain Block in the near future. Mine planning is being adjusted to these new results and is already scheduled to allow for ready access and the definition of Mineral Reserves.

Inferred Mineral Resources (1) within the South, Target West, Upper and Mountain Blocks at the Nalunaq Gold mine, Greenland.

Area	Tonnage	Payable tonnage(2)	Grade(3) (g/t Au)	Cont ounces gold(4)
South Block	1,585,000	520,000	18	300,000
Target Block West	390,000	290,000	18	168,000
Upper Block	485,000	320,000	18	185,000
Mountain Block	580,000	190,000	18	110,000
TOTAL	-	1,320,000	18	763,000

Notes:

1)

The resource estimate has been compiled in accordance with the Canadian National Instrument 43-101 and reported to the 2004 CIM Definition Standards (Mineral Resources and Mineral Reserves) by the independent consulting group, Snowden Mining Industry Consultants Ltd. The estimate has been verified by EurGeol Dr Simon Dominy (CEng, CGeol, CPGeo), the ‘Qualified Person’ as defined by NI43-101. Dr Dominy is Principal Mining Geologist based in the Snowden London office. The Snowden report will shortly be available on the SEDAR website.

2)

Payable tonnages have been rounded to the nearest 10,000 tonnes to reflect the uncertainty in the estimate. Tonnage has been estimated using a bulk density of 3.0 t/m3 and diluted to a ‘mineable’ stope width of 1.4 m.

3)

The global resource grade is reported at a zero cut-off grade, and has a best-estimate grade of 18 g/t Au within the range of 16-21 g/t Au. The best-estimate grade of 18 g/t Au is based on extensive underground bulk sampling of the Target Block undertaken during 2000, with the grade range reflecting the likely grade variability inherent in such a coarse-gold high-nugget system. Current production reconciles within this range.

4)

Contained ounces are rounded to the nearest 1,000 ounces to reflect resource uncertainty.

5)

The application of a best estimate for grade quoted within a grade range is an unusual practice within the mining industry. However, the precedent exists when quoting grades for high-nugget effect veins systems that carry high inherent grade variability.

More than 6,000 m of systematic core drilling from 37 holes in the South Block have now been completed. The results show that a geologically continuous mineralised sheet exists in an area of nearly 400,000 m2, in direct continuation of the known structure already established by drifting on level 300. As expected, the narrow vein returns irregular assay results from the drill intercepts. The best results of 104 m.g/t Au gold and 36 m.g/t Au are in line with results of the previous drilling in the Target Block and support to the presence of local high-grade mineralization. These values may not be indicative of the contained grade, as the inherent high-nugget effect means that sample repeatability and zone of influence are low. In the Upper Block, 8 holes totalling 572 m have demonstrated continuous mineralization over an area of about 255,000 m2.

The company is particularly encouraged by an intercept of the Main Vein of 115 g/t over 0.5 m (57.5 m.g/t Au) with visible gold. This intersection is located in the projected extension of the high-grade zone of the Target Block, which is currently being mined. This intercept gives confidence in the continuation of high-grade mineralisation, and will allow immediate access from the existing mining infrastructure.

The mine operator is preparing access to the 250-level by a decline from the 300-level, and to the 200-level from a surface portal to be used as the future route of ore to the planned processing facility in the valley floor. All these levels are to be connected to the existing mine infrastructure to allow for underground ore transfer throughout the year.

The permitting process of a plant on site has been commenced and assuming a positive financial evaluation of a concrete plant, the construction would take about 12 months. The company is evaluating how to optimize the resource exploitation. Economic studies have indicated that an on-site plant will reduce the cash costs considerably which in turn will result in a higher portion of the resource to become available for economic exploitation.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com. For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com